EXHIBIT 99.65

Mercator Reports Rougher Expansion Update and Third Quarter Operating
Results at Mineral Park
All currencies in US$ unless otherwise specified.

Vancouver, British Columbia October 27, 2010 - Mercator Minerals Ltd. (“Mercator” or the “Company”) is pleased to announce that the rougher cell expansion at Mineral Park was completed on schedule during the first week of October.  After 3 weeks of operation, copper recoveries have increased to 82% (versus target of 80%) and molybdenum recoveries have increased to 71% (versus target of 75%). The third quarter saw production of 9,032,269 lbs of copper, 1,236,443 lbs of molybdenum, and 135,136 ozs of silver, with recoveries of 75% and 58% for copper and molybdenum, respectively. All figures in this news release are management estimates and are unaudited.

Revenue from Mineral Park was $59.1 million during third quarter, with operating cash flow estimated at $24 million.

“The new roughers at Mineral Park are living up to expectations” said Mike Surratt, President and CEO. “We are still making system adjustments and training crews how to effectively run the new circuits, but we expect continued improvements in recoveries, particularly with respect to molybdenum” added Surratt.

Third Quarter Production

For the third quarter of 2010, Mineral Park produced 8,125,396 lbs of copper in concentrates (Q2– 8,180,422 lbs), 864,635 lbs of cathode copper (Q1– 824,966 lbs), 1,236,443 lbs of molybdenum in concentrates (Q2–948,443 lbs), and 135,136 ozs of silver (Q2 – 117,185 ozs).

Mill throughput totalled 2.52 million tons (Q2 – 2.31 million tons) or 27,420 tons per day (Q2 – 25,371 tons per day), and averaged head grades of 0.22% copper (Q2 - 0.24% copper), 0.039% molybdenum (Q2 - 0.039% molybdenum) and 0.09 oz/ton silver (Q1 - 0.10 oz/ton silver).  Mined grades continue to meet or exceed planned grades.

Turbine Financing

The previously announced $21 million facility to fund a new gas turbine for Phase 2 operation at Mineral Park was completed October 21st. The turbine is scheduled for delivery the first week of December and is expected to commence operation in April of 2011. The unit is a 34 megawatt GE LM 6000 turbine that will, in concert with the existing grid usage, supply all of the power for the 50,000 tons per day Phase 2 expansion.

El Pilar Update

El Pilar run of mine bulk testing has been operating for over 69 days with encouraging results. The test contains 300 tons apiece and are in 2 large concrete bins, referred to as “cribs”. Crib 1 has demonstrated a calculated copper recovery rate of 51% over the 69 days, while Crib 2 has recovered 48% of calculated copper. The El Pilar feasibility study used 60% recovery over 120 days on material crushed to less than six inches. Contained grades within the pregnant leach solution (“PLS”) have been high starting out at over 4 grams per liter and are still 1.39 grams per liter and 1.24 grams per liter after 69 days for Cribs 1 and 2, respectively. The high recoveries and good PLS grades after 69 days indicate that run of mine leaching could be a viable processing mechanism at El Pilar given its capital and operating advantages.

Gary Simmerman, BSc., Mining Eng. FAusIMM, Mercator’s VP Engineering, a Qualified Person as defined by NI43-101, supervised the preparation of and verified the technical information contained in this release.

For further information, please contact:  Marc LeBlanc, VP Corporate Development and Corporate Secretary, Tel: (604) 981-9661;   Fax: (604) 960-9661;   Email: mleblanc@mercatorminerals.com.

About Mercator Minerals Ltd.

Mercator Minerals Ltd. is a TSX listed mining company with an experienced management team that has brought the mill expansion at the Mineral Park Mine, one of the largest and most modern copper-moly mining-milling operations in North America to production in less than 2 years. Mercator management is dedicated to maximizing profits at the Mineral Park Mine and the development of the El Pilar copper project in Mexico.

Forward Looking Information

This press release contains certain forward-looking statements, which include estimates, forecasts, and statements as to management's expectations with respect to, among other things, the use of proceeds, the completion of the transaction, the size and quality of the Company's mineral reserves and mineral resources, future production, capital and mine production costs, demand and market outlook for commodities, and the financial results of the Company and discussions of future plans, projections and objectives. In addition, estimates of mineral reserves and resources may constitute forward looking statements to the extent they involve estimates of the mineralization that will be encountered if a property is developed. These forward-looking statements involve numerous assumptions, risks and uncertainties and actual results may vary. Factors that may cause actual results to vary include, but are not limited to, certain transactions, certain approvals, changes in commodity and power prices, changes in interest and currency exchange rates, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications, cost escalation, unavailability of materials and equipment, delays in the receipt of government approvals, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters), political risk, social unrest, and changes in general economic conditions or conditions in the financial markets. These risks are described in more detail in the Annual Information Form of the Company. The Company does not assume the obligation to revise or update these forward-looking statements after the date of this press release or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws. For a more complete discussion, please refer to the Company's audited financial statements and MD&A for the year ended December 31, 2009 on the SEDAR website at www.sedar.com.